UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TITAN ENERGY, LLC

(Name of Issuer)

Common Shares, representing limited liability company interests

(Title of Class of Securities)

88829M 105

(CUSIP Number)

Stephen S. Sypherd

FS Investment Corporation II

FS Investment Corporation III

FS Energy and Power Fund

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Tel: (215) 495-1150

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88829M 105

1	Names of reporting persons FS Energy and Power Fund
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 555,496*
	8	Shared voting power 0
	9	Sole dispositive power 555,496*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons Foxfields Funding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,000*
	8	Shared voting power 0
	9	Sole dispositive power 87,000*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 87,000*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.60%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons FS Investment Corporation II
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 200,040*
	8	Shared voting power 0
	9	Sole dispositive power 200,040*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 200,040*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.67%*
14	Type of reporting person (see instructions) CO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons Cobbs Creek LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 66,040*
	8	Shared voting power 0
	9	Sole dispositive power 66,040*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 66,040*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.21%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons FS Investment Corporation III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 72,739*
	8	Shared voting power 0
	9	Sole dispositive power 72,739*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 72,739*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.34%*
14	Type of reporting person (see instructions) CO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons FS Investment Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons FSIC II Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 88829M 105

1	Names of reporting persons FS/EIG Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 555,496*
	8	Shared voting power 0
	9	Sole dispositive power 555,496*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) IA

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons EIG Asset Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons EIG Global Energy Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons The R. Blair Thomas 2010 Irrevocable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons The Randall Wade 2010 Irrevocable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons The Kristina Wade 2010 Irrevocable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons FS/KKR Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 272,779*
	8	Shared voting power 0
	9	Sole dispositive power 272,779*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 272,779*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.01%*
14	Type of reporting person (see instructions) IA

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons FSJV Holdco, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 272,779*
	9	Sole dispositive power 0
	10	Shared dispositive power 272,779*
11	Aggregate amount beneficially owned by each reporting person 272,779*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.01%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons FSIC III Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 272,779*
	9	Sole dispositive power 0
	10	Shared dispositive power 272,779*
11	Aggregate amount beneficially owned by each reporting person 272,779*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.01%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons Michael C. Forman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,275*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,275*
11	Aggregate amount beneficially owned by each reporting person 828,275*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.21%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q.

CUSIP No. 88829M 105

1	Names of reporting persons Sean Coleman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,275*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,275*
11	Aggregate amount beneficially owned by each reporting person 828,275*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.21%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q.

CUSIP No. 88829M 105

1	Names of reporting persons Brian Gerson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,275*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,275*
11	Aggregate amount beneficially owned by each reporting person 828,275*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.21%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q.

CUSIP No. 88829M 105

1	Names of reporting persons Michael Kelly
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 828,275*
	9	Sole dispositive power 0
	10	Shared dispositive power 828,275*
11	Aggregate amount beneficially owned by each reporting person 828,275*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.21%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q.

CUSIP No. 88829M 105

1	Names of reporting persons William C. Sonneborn
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons R. Blair Thomas
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105

1	Names of reporting persons Randall S. Wade
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 555,496*
	9	Sole dispositive power 0
	10	Shared dispositive power 555,496*
11	Aggregate amount beneficially owned by each reporting person 555,496*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.20%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the Common Shares outstanding as of November 27, 2017.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) relates to the Common Shares, representing limited liability company interests (“Common Shares”), of Titan Energy, LLC, a Delaware limited liability company (the “Issuer”), and amends the Schedule 13D filed on September 12, 2016, as amended by Amendment No. 1 filed on March 5, 2018 (as amended, the “Amended 13D”). Except as amended herein, the Amended 13D is unchanged and remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Amended 13D.

This Amendment No. 2 is filed to, among other things, report that:

•	effective as of April 9, 2018, GSO Capital Partners LP and its affiliates concluded their relationship with respect to all of FS Investments’ sponsored funds sub-advised by GSO or its affiliates, including FS Energy and Power Fund (“FSEP”), FS Investment Corporation II (“FSIC II”) and FS Investment Corporation III (“FSIC III”). As a result, each of the GSO Entities, each of the GSO Executives, each of the Blackstone Entities and Stephen A. Schwarzman who previously reported together with the reporting persons pursuant to a Joint Filing Agreement will now report their beneficial ownership of Issuer securities on a separate Schedule 13D statement;

•	effective as of April 9, 2018, (i) FSEP terminated FS Investment Advisor, LLC as its investment adviser, and (ii) FS/EIG Advisor, LLC serves as investment adviser to FSEP; and

•	effective as of April 9, 2018, (i) FSIC II terminated FSIC II Advisor, LLC as its investment adviser, (ii) FSIC III terminated FSIC III Advisor, LLC as its investment adviser and (iii) FS/KKR Advisor, LLC serves as the investment adviser to each of FSIC II and FSIC III. Accordingly, FSIC II Advisor, LLC no longer may be deemed to have sole voting, investment and/or dispositive power with respect to Common Shares held by FS Investment Corporation II and Cobbs Creek LLC.

Due to the fact that FSIC II Advisor, LLC has ceased to be the beneficial owner of more than 5% of the Common Shares, this Amendment No. 2 is an “exit filing” with respect to FSIC II Advisor, LLC.

Item 2.	Identity and Background.

Item 2 of the Amended 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by the following reporting persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	(i) FS Energy and Power Fund, a Delaware statutory trust (“FSEP”), (ii) Foxfields Funding LLC, a Delaware limited liability company, (iii) Cobbs Creek LLC, a Delaware limited liability company, (iv) FS Investment Corporation II, a Maryland corporation (“FSIC II”), (v) FS Investment Corporation III, a Maryland corporation (“FSIC III” and, together with FSEP, Foxfields Funding LLC, Cobbs Creek LLC and FSIC II, the “FS Funds”), (vi) FS Investment Advisor, LLC, a Delaware limited liability company (“FS Investment Advisor”), (vii) FSIC III Advisor, LLC, a Delaware limited liability company(“FSIC III Advisor”), and (viii) FSJV Holdco, LLC, a Delaware limited liability company (“FSJV”, and collectively with FS Investment Advisor, FSIC III Advisor and the FS Funds, the “FS Entities”);

•	FS/KKR Advisor, LLC, a Delaware limited liability company (“FS/KKR Advisor”);

•	FS/EIG Advisor, LLC, a Delaware limited liability company (“FS/EIG Advisor”);

•	Michael C. Forman, Sean Coleman, Brian Gerson and Michael Kelly, each of whom is a citizen of the United States of America (collectively, the “FS Persons”);

•	(i) EIG Asset Management, LLC, a Delaware limited liability company (“Asset Management”), (ii) EIG Global Energy Partners, LLC, a Delaware limited liability company (“Energy Partners”), (iii) The R. Blair Thomas 2010 Irrevocable Trust, a Virginia trust (the “Thomas Trust”), (iv) The Randall Wade 2010 Irrevocable Trust, a Texas trust (the “Randall Wade Trust”) and (v) The Kristina Wade 2010 Irrevocable Trust, a Texas trust (the “Kristina Wade Trust”) (collectively, the “EIG Entities”); and

•	William C. Sonneborn, R. Blair Thomas and Randall S. Wade, each of whom is a citizen of the United States of America (collectively, the “EIG Persons”).

The principal business address of each of the FS Entities, FS/KKR Advisor, FS/EIG Advisor and the FS Persons is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. The principal business address of each of the EIG Entities and the EIG Persons is 1700 Pennsylvania Ave. NW, Suite 800, Washington, D.C. 20006.

The principal business of FSEP as an externally-managed, non-diversified, closed-end management investment company is investing primarily in debt and income-oriented equity securities of privately-held U.S. companies in the energy and power industry. The principal business of Foxfields Funding LLC, a wholly-owned subsidiary of FSEP, is procuring financing or otherwise holding investments.

FS/EIG Advisor serves as the investment adviser of FSEP. The investment committee of FS/EIG Advisor makes investment decisions on behalf of FS/EIG Advisor and has the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Shares held by FSEP. The members of the investment committee of FS/EIG Advisor are Sean Coleman, Brian Gerson, Michael Kelly, William C. Sonneborn, R. Blair Thomas and Randall S. Wade. FS Investment Advisor and Asset Management are the sole members of FS/EIG Advisor and each has the power to appoint three members of the investment committee of FS/EIG Advisor. Mr. Forman controls the activities of FS Investment Advisor. Energy Partners owns a majority of Asset Management, and in such capacity controls the activities of Asset Management. Energy Partners is primarily owned by R. Blair Thomas and Randall Wade through the Thomas Trust, the Randall Wade Trust and the Kristina Wade Trust, and in such capacity such persons control the activities of Energy Partners. Mr. Thomas is a trustee of the Thomas Trust and in such capacity controls the activities of the Thomas Trust. Mr. Thomas also serves as the Chief Executive Officer of Energy Partners. Mr. Wade is a trustee of the Randall Wade Trust and the Kristina Wade Trust and in such capacity controls the activities of the Randall Wade Trust and the Kristina Wade Trust. Mr. Wade also serves as the Chief Operating Officer of Energy Partners.

The principal business of FSIC II and FSIC III as externally-managed, non-diversified, closed-end management investment companies is investing primarily in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans, of private U.S. companies. The principal business of Cobbs Creek LLC, a wholly-owned subsidiary of FSIC II, is procuring financing or otherwise holding investments.

FS/KKR Advisor serves as the investment adviser of each of FSIC II and FSIC III. FSJV is a member of FS/KKR Advisor and has the power to appoint three members of the investment committee of FS/KKR Advisor. The members of the investment committee of FS/KKR Advisor appointed by FSJV have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Shares held by each of FSIC II and FSIC III. The members of the investment committee of FS/KKR Advisor appointed by FSJV are Sean Coleman, Brian Gerson and Michael Kelly. Mr. Forman is the sole manager of FSJV and in such capacity controls the activities FSJV. FSIC III Advisor, in its capacity as a member of FSJV, appoints the manager of FSJV. Mr. Forman controls the activities of FSIC III Advisor.

The principal occupation of each of Messrs. Forman, Coleman, Gerson and Kelly is serving as an executive of the FS Entities and/or their affiliates.

None of FS/EIG Advisor, FS/KKR Advisor, any FS Entity, any EIG Entity, any FS Person or any EIG Person owns any Common Shares directly, and each FS Person disclaims beneficial ownership of the Common Shares held by the FS Funds and each EIG Person disclaims beneficial ownership of the Common Shares held by the FS Funds.

Set forth on Schedule I, Schedule II and Schedule III to this Schedule 13D and incorporated herein by reference is the following information with respect to each director/trustee and executive officer of FSEP, FSIC II and FSIC III: (i) the name; (ii) the business address; (iii) to the best of FSEP’s, FSIC II’s or FSIC III’s knowledge as of the date hereof, as applicable, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of FSEP’s, FSIC II’s or FSIC III’s knowledge as of the date hereof, as applicable, the citizenship.

(d) During the last five years, none of the Reporting Persons or, to the best of FSEP’s, FSIC II’s or FSIC III’s knowledge, any of the executive officers or directors/trustees set forth on Schedules I, II and III attached hereto, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of FSEP’s, FSIC II’s or FSIC III’s knowledge, any of the executive officers or directors/trustees set forth on Schedules I, II and III attached hereto, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons and Schedule I through Schedule III for citizenship of each of the executive officers and directors/trustees of FSEP, FSIC II and FSIC III.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended 13D is hereby amended and restated as follows:

As described in more detail below under Item 4, in satisfaction of its obligations to the FS Funds under the Plan (as defined below), the Issuer issued an aggregate of 828,275 Common Shares to the FS Funds, as follows:

FS Energy and Power Fund	468,496
Foxfields Funding LLC	87,000
FS Investment Corporation II	134,000
Cobbs Creek LLC	66,040
FS Investment Corporation III	72,739

Item 4.	Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended and restated as follows

On July 25, 2016, Atlas Resource Partners, L.P. (the “Partnership”) and certain of its subsidiaries, including Atlas Resource Finance Corporation (together with the Partnership, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 16 - 12149 (SHL).

On August 26 2016, the Bankruptcy Court entered an order confirming the Joint Prepackaged Chapter 11 Plan of Reorganization of Atlas Resource Partners, L.P., et al. (the “Plan”).

On September 1, 2016, the Plan became effective pursuant to its terms and the Debtors emerged from their chapter 11 cases. Pursuant to the Plan, the business assets and operations of the Partnership vested in a new limited liability company, Titan Energy Operating LLC (“New OpCo”), which is a subsidiary of the Issuer.

On the same date and pursuant to the Plan, the Issuer issued an aggregate of 5,416,667 Common Shares pursuant to the Plan, including an aggregate of 828,275 Common Shares to the FS Funds in satisfaction of the Partnership’s and the Issuer’s obligations under the Plan. Certain of the FS Funds received Common Shares because of their holdings in the Partnership’s unsecured notes, at an exchange rate of (i) 6.739042 Common Shares per $1,000 of principal in the Partnership’s 7.75% Senior Notes due 2021 and (ii) 6.740930 Common Shares per $1,000 of principal in the Partnership’s 9.25% Senior Notes due 2021 (and together with the 7.75% Senior Notes due 2021, the “Notes”). Under the Plan, the Debtors’ obligations under the Notes have been extinguished.

In addition, on the same date and pursuant to the Plan, certain FS Funds received Common Shares as a result of their holdings in the Partnership’s second lien term loan (“Second Lien Loan”), at a rate of 20 Common Shares per $1,000 of principal in the Second Lien Loan. Pursuant to the Plan, the Second Lien Loan was refinanced and New OpCo has assumed the obligations of the Second Lien Loan.

As described in more detail below under Item 6, under the Registration Rights Agreement (defined below), the FS Funds and certain of their affiliates have certain “piggy-back” and demand registration rights with the Issuer, subject to the conditions and limitations set forth in the Registration Rights Agreement.

The FS Funds currently hold their Common Shares for investment purposes, subject to the following. After reviewing their investment in the Issuer, on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, the FS Entities and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with the other lenders of the Issuer, including the lenders under the Issuer’s amended and restated second lien credit agreement (the “Second Lien Facility”) dated September 1, 2016, with Wilmington Trust, National Association, as administrative agent and collateral agent, and the Issuer’s management regarding the possible conversion of some or all of the debt under the Second Lien Facility into equity of the Issuer or one or more of its subsidiaries (a “Potential Debt Conversion”). The FS Entities may develop plans with respect to a Potential Debt Conversion and expect to have discussions in the future with the Issuer’s management, board of directors and representatives and advisors and other current and potential lenders and stockholders of the Issuer relating to a Potential Debt Conversion. There can be no assurance as to whether or when a Potential Debt Conversion will be consummated. In connection with a Potential Debt Conversion, the FS Entities may seek to change the composition of the board of directors of the Issuer or one or more of its subsidiaries, including by increasing or decreasing the number of directors. The Reporting Persons intend to review on a continuing basis the FS Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective shareholders, partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Amended 13D is hereby amended and restated as follows:

(a) – (b) The below beneficial ownership percentage is based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the quarterly report on Form 10-Q, filed by the Issuer on November 28, 2017.

The Reporting Persons (other than the FS Persons) may be deemed to be the beneficial owners of an aggregate of 828,275 Common Shares, representing 15.21% of the outstanding Common Shares.

As of the date hereof, (i) FSEP directly holds 468,496 Common Shares and (ii) Foxfields Funding LLC directly holds 87,000 Common Shares. FSEP is the sole member of Foxfields Funding LLC. FS/EIG Advisor is the investment adviser of FSEP, and in that respect holds discretionary investment authority for it. In addition, each of Sean Coleman, Brian Gerson, Michael Kelly, William C. Sonneborn, R. Blair Thomas, Randall S. Wade, FS Investment Advisor, Asset Management, Michael C. Forman, Energy Partners, Thomas Trust, Randall Wade Trust and Kristin Wade Trust may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by the FSEP and Foxfields Funding LLC.

As of the date hereof, (i) FSIC II directly holds 134,000 Common Shares, (ii) FSIC III directly holds 72,739 Common Shares and (iii) Cobbs Creek LLC directly holds 66,040 Common Shares. FSIC II is the sole member of Cobbs Creek LLC. FS/KKR Advisor is the investment adviser of each of FSIC II and FSIC III, and in that respect holds discretionary investment authority for them. In addition, each of Sean Coleman, Brian Gerson, Michael Kelly, FSJV, FSIC III Advisor and Michael C. Forman may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by FSIC II, FSIC III and Cobbs Creek LLC.

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2.

Neither the filing of this Amendment No. 2 or the Amended 13D nor any of the respective contents of such filings shall be deemed to constitute an admission that any of the Reporting Persons (other than the FS Funds to the extent they directly hold the Common Shares reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Item 5(c) of the Amended 13D is hereby amended and restated as follows:

(c) Except as set forth herein, none of the Reporting Persons or, to the best of FSEP’s, FSIC II’s or FSIC III’s knowledge as of the date hereof, as applicable, any of the persons named in Schedules I, II and III attached hereto, has engaged in any transaction during the past 60 days in any Common Shares.

Item 5(e) of the Amended 13D is hereby amended and restated as follows:

(e) This Amendment No. 6 is an “exit filing” with respect to FSIC II Advisor, LLC. See Explanatory Note.

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended 13D is hereby amended and restated as follows:

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Registration Rights Agreement

On September 1, 2016, the Issuer, the FS Funds and certain other holders of Common Shares entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to file a shelf registration statement within 90 days of September 1, 2016 and use commercially reasonable efforts to cause such registration statement to become effective within 180 days. In certain circumstances, the holders of Common Shares, including the FS Funds will have piggyback registration rights on certain registered offerings and will have rights to request underwritten offerings. The holders will cease to have rights under the Registration Rights Agreement on September 1, 2026.

Transition Agreement

Under the terms of that certain Transition Agreement, dated December 10, 2017 (the “Transition Agreement”), entered into by and among FS Investment Advisor, FSIC III Advisor and certain of their affiliates, on the one hand, and The Blackstone Group L.P., GSO Capital Partners LP and GSO / Blackstone Debt Funds Management LLC, on the other hand (collectively, the “Blackstone Parties”), from December 10, 2017 until September 30, 2019, the Blackstone Parties have agreed not to, directly or indirectly, commit to or consummate any refinancing of the Common Shares or the Second Lien Facility loans in the event that such refinancing is originated by (i) any of the Blackstone Parties or their affiliates or (ii) any unaffiliated, third-party lender and, among other things, the Blackstone Parties’ direct or indirect participation is 33% or more of the total amount of such refinancing.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement, dated April 11, 2018, among the Reporting Persons (filed herewith).

Exhibit B	Joint Prepackaged Chapter 11 Plan of Reorganization of Atlas Resource Partners, L.P., et al., pursuant to Chapter 11 of the Bankruptcy Code (incorporated by reference from Atlas Resource Partners, L.P.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 29, 2016) (previously filed).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Titan Energy, LLC, dated September 1, 2016 (incorporated by reference from Titan Energy, LLC’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 7, 2016) (previously filed).

Exhibit D	Registration Rights Agreement, dated as of September 1, 2016, among Titan Energy, LLC and the holders party thereto (incorporated by reference from Titan Energy, LLC’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 7, 2016) (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11 2018

FS Energy and Power Fund

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel and Secretary

Foxfields Funding LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel and Secretary

Cobbs Creek LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	President

FS Investment Corporation III

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel and Secretary

FS Investment Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Managing Director

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Managing Director

FSIC III Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Managing Director

FSJV Holdco, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President, Treasurer and Secretary

FS/EIG Advisor, LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

FS/KKR Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel and Secretary

Michael C. Forman

/s/ Michael C. Forman

Sean Coleman

/s/ Sean Coleman

Brian Gerson

/s/ Brian Gerson

Michael Kelly

/s/ Michael Kelly

EIG Asset Management, LLC

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

EIG Global Energy Partners, LLC

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

The R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
	Name:	R. Blair Thomas
	Title:	Trustee

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Trustee

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Trustee

R. Blair Thomas

/s/ R. Blair Thomas

William C. Sonneborn

/s/ William C. Sonneborn

Randall S. Wade

/s/ Randall S. Wade

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FS Energy and Power Fund’s board of trustees and each executive officer of FS Energy and Power Fund. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such trustee or executive officer is c/o FS Energy and Power Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Trustees

Name	Position	Business Address
Sidney R. Brown	Chief executive officer of NFI, Inc., an integrated supply chain solutions company	1515 Burnt Mill Road, Cherry Hill, NJ 08003

Gregory P. Chandler	Chief Financial Officer of Emtec, Inc. and member of board of directors of Emtec Inc., a publicly-traded global information technology services provider	100 Matson Ford Road, Two Radnor Corporate Ctr., Suite 420, Radnor, PA 19087

Michael C. Forman	Chairman and Chief Executive Officer of FSEP

Richard I. Goldstein	Managing Director of Liberty Associated Partners, LP and Associated Partners, LP, both investment funds	3 Bala Plaza, Suite 502, Bala Cynwyd, PA 19004

William Sonneborn	President of FSEP and President of EIG Global Energy Partners, LLC	1700 Pennsylvania Ave. NW, Suite 800, Washington, D.C. 20006

Charles P. Pizzi	Retired

Richard W. Vague	Managing partner of Gabriel Investments, an early stage investment fund, and as a managing director of The Miletos Group	The Mellon Building, 1735 Market Street, Suite 2501, Philadelphia, PA 19103

R. Richard Williams	Retired

Executive Officers

Name	Position
Michael C. Forman	Chairman and Chief Executive Officer of FSEP

William Sonneborn	President of FSEP

Edward T. Gallivan, Jr.	Chief Financial Officer and Treasurer of FSEP

Zachary Klehr	Executive Vice President of FSEP

Sean Coleman	Chief Investment Officer of FSEP

Stephen S. Sypherd	General Counsel and Secretary of FSEP

James F. Volk	Chief Compliance Officer of FSEP

SCHEDULE II

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC II’s board of directors and each executive officer of FSIC II. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
Barbara Adams	Retired

Todd C. Builione	President of FSIC II and President of KKR Credit & Markets	9 West 57th Street, Suite 4200, New York, NY 10019

Stephen T. Burdumy	Chief Operating Officer and General Counsel of Transformative Pharmaceutical Solutions, a pharmaceutical solutions provider	1787 Sentry Parkway West, Building 18, Suite 400, Blue Bell, PA 19422

Michael C. Forman	Chairman and Chief Executive Officer of FSIC II

Richard I. Goldstein	Managing Director of Liberty Associated Partners, LP and Associated Partners, LP, both investment funds	3 Bala Plaza, Suite 502, Bala Cynwyd, PA 19004

Jerel A. Hopkins	Vice President and General Counsel of Delaware Management Holdings, Inc., a diversified asset management firm	2005 Market St, One Commerce Square, 9th Floor, Philadelphia, PA 19103

Robert E. Keith, Jr.	Managing Director of TL Ventures, a venture capital firm	435 Devon Park Drive, 700 Building, Wayne, PA 19087

Paul Mendelson	Senior Advisor for Business Development for Lincoln Investment Planning, Inc., a broker-dealer and registered investment adviser

John E. Stuart	Managing Partner of Strategic Business Options, LLC, a strategic consulting firm

Scott J. Tarte	Chief Executive Officer of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

Executive Officers

Name	Position
Michael C. Forman	Chairman and Chief Executive Officer of FSIC II

Todd C. Builione	President of FSIC II

Zachary Klehr	Executive Vice President of FSIC II

William Goebel	Chief Financial Officer and Treasurer of FSIC II

Daniel Pietrzak	Chief Investment Officer of FSIC II

Stephen S. Sypherd	General Counsel and Secretary of FSIC II

James F. Volk	Chief Compliance Officer of FSIC II

SCHEDULE III

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC III’s board of directors and each executive officer of FSIC III. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation III, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
Todd C. Builione	President of FSIC III and President of KKR Credit & Markets	9 West 57th Street, Suite 4200, New York, NY 10019

James W. Brown	Retired

Brian R. Ford	Retired

Michael C. Forman	Chairman and Chief Executive Officer of FSIC III

Jeffrey K. Harrow	Chairman of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

Daniel J. Hilferty III	President and chief executive officer of Independence Blue Cross, a health insurer	1901 Market Street, Philadelphia, PA 19103

Steven D. Irwin	Partner of LeechTishman Fuscaldo & Lampl, LLC, a law firm	525 William Penn Place, 28th Floor, Pittsburgh, PA 15219

Robert N.C. Nix, III	Counsel at Obermayer Rebmann Maxwell & Hippel LLP, a law firm, and is the founder and owner of Pleasant News, Inc., a service provider	1315 Walnut Street, Suite 1624 Philadelphia PA 19107

Peter G. Stanley	Chairman of the board of directors of Emerging Growth Equities, Ltd., an investment banking firm

Executive Officers

Name	Position
Michael C. Forman	Chairman and Chief Executive Officer of FSIC III

Todd C. Builione	President of FSIC III

Zachary Klehr	Executive Vice President of FSIC III

William Goebel	Chief Financial Officer and Treasurer of FSIC III

Daniel Pietrzak	Chief Investment Officer of FSIC III

Stephen S. Sypherd	General Counsel and Secretary of FSIC III

James F. Volk	Chief Compliance Officer of FSIC III